SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
AMENDMENT NO. 1 to
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
RCN CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)
749361200
(CUSIP Number of Class of Securities (Underlying Common Stock))
Michael T. Sicoli
Executive Vice President and Chief Financial Officer
RCN Corporation
196 Van Buren Street
Herndon, Virginia 20170
Telephone: (703) 434-8200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Thomas A. Monson
Jenner & Block LLP
330 N. Wabash Avenue
Chicago, Illinois 60611
(312) 840-8611
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$2,654,065	$148.10

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options to purchase 2,975,904 shares of common stock of RCN Corporation having an aggregate value of $2,654,065 as of July 14, 2009 will be eligible for exchange and will be tendered pursuant to the offer. The aggregate value of such options was calculated based on the Black-Scholes option valuation model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $148.10	Filing Party: RCN Corporation
Form or Registration No.: 005-51715	Date Filed: July 16, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on July 16, 2009, relating to an offer by RCN Corporation (the “Company”) to its employees (except its chief executive officer), subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of common stock, par value $.01 per share, issued under the Company’s 2005 Stock Compensation Plan on a value-for-value basis for the grant of a new option to purchase shares of the Company’s common stock.
     Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.
Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange Eligible Stock Options for New Stock Options, dated July 16, 2009.

(a)(1)(B)*	Email from Fidelity Investments sent to Company Employees on July 16, 2009, Announcing Commencement of the Exchange Program.

(a)(1)(C)*	Screen Shots of the Stock Option Exchange Program Website.

(a)(1)(D)*	Form of Reminder Email to Company Employees Regarding Expiration Date.

(a)(1)(E)	Employee Presentation Materials.

(b)	Not applicable.

(d)(1)	RCN Corporation 2005 Stock Compensation Plan, as amended (incorporated by reference to Annex A to RCN’s Definitive Proxy Statement for the 2007 Annual Meeting of Stockholders filed on April 27, 2007).

(d)(2)*	Amendment to the RCN Corporation 2005 Stock Compensation Plan.

(d)(3)	Amended Form Non-Qualified Option Agreement (incorporated by reference to Exhibit 10.29 to RCN’s Amendment No. 1 to its Annual Report on Form 10-K filed on April 10, 2006).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

RCN CORPORATION
Date: July 23, 2009	By:	/s/ Michael T. Sicoli
Michael T. Sicoli
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange Eligible Stock Options for New Stock Options, dated July 16, 2009.

(a)(1)(B)*	Email from Fidelity Investments sent to Company Employees on July 16, 2009, Announcing Commencement of the Exchange Program.

(a)(1)(C)*	Screen Shots of the Stock Option Exchange Program Website.

(a)(1)(D)*	Form of Reminder Email to Company Employees Regarding Expiration Date.

(a)(1)(E)	Employee Presentation Materials.

(b)	Not applicable.

(d)(1)	RCN Corporation 2005 Stock Compensation Plan, as amended (incorporated by reference to Annex A to RCN’s Definitive Proxy Statement for the 2007 Annual Meeting of Stockholders filed on April 27, 2007).

(d)(2)*	Amendment to the RCN Corporation 2005 Stock Compensation Plan.

(d)(3)	Amended Form Non-Qualified Option Agreement (incorporated by reference to Exhibit 10.29 to RCN’s Amendment No. 1 to its Annual Report on Form 10-K filed on April 10, 2006).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.